SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13G



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. )(3)

                      OneSource Information Services, Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   69272J 10 6
                                 (CUSIP Number)

                                December 31, 2002
             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          |_|  Rule 13d-1(b)

          |_|  Rule 13d-1(c)

          |X|  Rule 13d-1(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68272J 10 6                 13G                     Page 2 of 10 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     William Blair Venture Partners III Limited Partnership
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0 (See Item 4)
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0 (See Item 4)
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0 (See Item 4)
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 68272J 10 6                 13G                     Page 3 of 10 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     William Blair Venture Management Company
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0 (See Item 4)
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0 (See Item 4)
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0 (See Item 4)
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 68272J 10 6                 13G                     Page 4 of 10 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     William Blair & Company, L.L.C.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0 (See Item 4)
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0 (See Item 4)
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0 (See Item 4)
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 68272J 10 6                 13G                     Page 5 of 10 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Samuel B. Guren
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0 (See Item 4)
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0 (See Item 4)
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0 (See Item 4)
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 68272J 10 6                 13G                     Page 6 of 10 Pages

Item 1(a)         Name of Issuer

                  OneSource Information Services, Inc. (the "Company")

Item 1(b)         Address of Issuer's Principal Executive Offices

                  300 Baker Avenue
                  Concord, Massachusetts 01742

Item 2(a)         Name of Person Filing

                  This Statement is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission ("SEC") under Section 13 of the Securities and Exchange Act of 1934, as amended (the "Act"): (i) William Blair Venture Partners III Limited Partnership (the "Fund"), an Illinois limited partnership, by virtue of its direct beneficial ownership of Common Stock;
                  (ii) William Blair Venture Management Company ("VentureCo"), an Illinois general partnership, by virtue of its being the general partner of the fund; (iii) William Blair & Company, L.L.C. ("WBCO"), a Delaware limited liability company, by virtue of its being a general partner of VentureCo the shared right, with Guren (defined below), to make all investment and voting decisions made by VentureCo and (iv) Samuel B. Guren ("Guren", together with the Fund, VentureCO and WBCO, each a "Reporting Person", and collectively, "Reporting Persons"), an individual, by virtue of his being the managing general partner of VentureCo with the shared right with WBCO to make all investment and voting decisions made by VentureCo. By virtue of being general partners of VentureCO, Gregg S, Newmark and Ellen Carnahan may be deemed to possess indirect beneficial ownership of the Common Stock, but such beneficial ownership is disclaimed. WBCO and Guren share power to vote or to direct the vote and share power to dispose or to direct the disposition of the Common Stock. No individual has sole power to vote, direct the vote, dispose or direct the disposition of the Common Stock. By virtue of being members of the Executive committee of WBCO, E. David Coolidge III (also serves as Managing Director and Chief Executive Officer of WBCO), James
                  D. Mckinney, James L. Barber, Albert J. lacher, Joseph F. Lamanna, Richard P. Kiphart, Richard D. Gottfred and John P. Kayser may be deemed to possess indirect beneficial ownership of the Common Stock, but such beneficial ownership is disclaimed. The Reporting Persons have entered into an Agreement Related to the Joint Filing of Schedule 13G, dated February 14, 2000, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information provided by another Reporting Person. By their signature on this statement, each of the Reporting Persons agrees that this statement is filed on behalf of such Reporting Person. The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Item 2(b)         Address of Principal Business Office or, if none,
                  Residence

                  The address of the principal business office of each of the Fund, VentureCo, WBCO and Guren is 222 West Adams Street, Chicago, Illinois 60606.

Item 2(c)         Citizenship:

                  The Fund is an Illinois limited partnership, VentureCo is an Illinois general partnership. WBCO ia a Delaware limited liability company, and Guren is a citizen of the United States of America.

Item 2(d)         Title of Class of Securities:

                  Common Stock, par value $0.01 per share ("Common Stock").

Item 2(e)         CUSIP Number:

                  68272J 10 6

Item 3.           If this statement is filed pursuant to (S)(S)240.13d-
                  1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                  Not Applicable

Item 4.           Ownership.

                  As of December 31, 2002, the fund was the registered owner of 0 shares of Common Stock or approximately 0% of the total number of shares of Common Stock outstanding as of such date (as determined by using the total number of shares of Common Stock outstanding set forth in the Company's Form 10-Q for the quarter ended September 30, 1999). By virtue of the relationship between (i) the Fund and VentureCo and (ii) VentureCO and each of WBCO and Guren described in Item 2(a), each of VentureCo, WBCO and Guren may be deemed to possess indirect beneficial ownership of and shares the power to vote or direct the vote of the shares of Common Stock beneficially owned by the Fund.

                  Each of VentureCo, WBCO and Guren disclaim beneficial Ownership of the shares of Common Stock by the Fund. The filing of this statement by each of VentureCo, WBCO and Guren shall not be construed as an admission that they are, for the purpose of Section 13(d) or Section 13(g) of the Act, the beneficial owner of any securities covered by this statement.

Item 5            Ownership of Five Percent or Less of a Class:

                  Yes

Item 6.           Ownership of More than Five Percent on Behalf of
                  Another Person:

                  Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                  Not Applicable

Item 8.           Identification and Classification of Members of the
                  Group:

                  Not Applicable

Item 9.           Notice of Dissolution of a Group:

                  Not Applicable

Item 10.          Certification:

                  Not Applicable

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2003

                                      William Blair Venture Partners III
                                      Limited Partnership

                                      By: William Blair Venture
                                          Management Company, its
                                          general partner

                                      By: /s/ Gregg S. Newmark
                                          ------------------------------
                                          Its: General Partner


                                      William Blair Venture Management
                                      Company

                                      By: /s/ Gregg S. Newmark
                                          ------------------------------

                                      Its: General Partner


                                      William Blair & Company, L.L.C.

                                      By: /s/ Gregg S. Newmark
                                          ---------------------------------

                                      Its: Principal

                                      Samuel B. Guren

                                      /s/ Samuel B. Guren
                                      -------------------------------------

                                                                       EXHIBIT A

                    AGREEMENT REGARDING THE JOINT FILING OF
                                 SCHEDULE 13G

William Blair Venture Partners III Limited Partnership, William Blair Venture Management Company, William Blair & Company, L.L.C. and Samuel B. Guren, hereby agree that the Statement on Schedule 13G to which this agreement is attached as an exhibit, as well as all future amendments to such statement, shall be filed jointly on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended.

Date: February 13, 2003

                                      William Blair Venture Partners III
                                      Limited Partnership

                                      By: William Blair Venture
                                      Management Company, its
                                      general partner

                                      By: /s/ Gregg S. Newmark
                                          ------------------------------
                                      Its: General Partner

                                      William Blair Venture Management
                                      Company

                                      By: /s/ Gregg S. Newmark
                                          ------------------------------

                                      Its: General Partner


                                      William Blair & Company, L.L.C.

                                      By: /s/ Gregg S. Newmark
                                          ------------------------------

                                      Its: Principal

                                      Samuel B. Guren

                                      /s/ Samuel B. Guren
                                      ----------------------------------